Filed Pursuant to Rule 433
Dated March 13, 2006
Registration Statement
No. 333-124163
ARCHSTONE-SMITH OPERATING TRUST
$300,000,000
5.750% NOTES DUE 2016
FINAL PRICING TERMS

ISSUER:	Archstone-Smith Operating Trust

RATINGS:	Baa1(stable outlook)/BBB+(stable outlook)/A-(stable outlook)

OFFERING FORMAT:	SEC Registered

5.750% Notes due 2016
PAR AMOUNT:	$300,000,000

TRADE DATE:	March 13, 2006

SETTLEMENT DATE:	March 16, 2006

INTEREST ACCRUAL:	March 16, 2006

MATURITY:	March 15, 2016

BENCHMARK TREASURY:	4.500% due 02/16

TREASURY YIELD:	4.769%

RE-OFFER SPREAD:	+103 bps

YIELD TO MATURITY:	5.799%

COUPON:	5.750%

PUBLIC OFFERING PRICE (%):	99.632%

GROSS PROCEEDS ($):	$298,896,000

GROSS SPREAD (%):	0.650%

GROSS SPREAD ($):	$1,950,000

PURCHASE PRICE (%):	98.982%

NET PROCEEDS:	$296,946,000

INTEREST PAYMENT DATES:	March 15, September 15

FIRST COUPON:	September 15, 2006

DAY COUNT:	30/360

OPTIONAL REDEMPTION:	Make-Whole Call @ T +20 bps
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at (212) 834-4533 (collect) or by calling Morgan Stanley & Co. Incorporated at (866) 718-1649 (toll free).